UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-144973

NOTIFICATION OF LATE FILING

(Check One): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q
/ /Form N-SAR / /Form N-CSR

For Period Ended:  March 31, 2009
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/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
    /  /  Transition Report on Form N-SAR

For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 -- REGISTRANT INFORMATION
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Full Name of Registrant:
Liberty Capital Asset Management, Inc.
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Former Name if Applicable:
Corporate Outfitters, Inc.
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Address of Principal Executive Office (Street and Number):
2470 St. Rose Parkway
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City, State and Zip Code:
Henderson, NV 89074
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PART II -- RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
/X/
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Liberty Capital Asset Management, Inc., (“Registrant”) is unable to complete its preparation of its financial statements for the period ended March 31, 2009 and the related disclosures of Form 10-K by June 29, 2009, without unreasonable effort and expense.

The Company has a minimum of personnel resources due to the current economic climate, which has resulted in the Company being unable to complete the necessary data in time to file its Form 10K in a timely manner.

Accordingly, Registrant is unable to file its Form 10-K for the period ending March 31, 2009 as of this date.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

     Michael A. Barron, CEO                          (702) 914-4300
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                  (Name)                         (Area  Code) (Telephone  Number)
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(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                  /X/ Yes     / / No
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(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 /X/ Yes     / / No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change has occurred regarding the Company's completion of a share exchange and asset purchase agreement with Liberty Capital Asset Management, a Nevada corporation, on November 3, 2008.

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Liberty Capital Asset Management, Inc.
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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 2009

By:/s/ Michael A. Barron
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Michael A. Barron, CEO